

July 28, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Direxion Shares ETF Trust
        Issuer CIK: 0001424958
        Issuer File Number: 333-150525/811-22201
        Form Type: 8-A12B
        Filing Date: July 28, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Direxion PLTR Defined Income Boost ETF, Direxion GOOGL Defined Income Boost ETF, Direxion META Defined Income Boost ETF, Direxion MU Defined Income Boost ETF, Direxion NVDA Defined Income Boost ETF, and Direxion TSLA Defined Income Boost ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications